901 K Street N.W. Suite 700 Washington, DC 20001 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

F. Alec Orudjev 202.724.6846 aorudjev@schiffhardin.com

July 28, 2014

By EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Amanda Ravitz, Assistant Director

Re:	Cytomedix, Inc.
Registration Statement on Form S-1 filed on July 10, 2014 (SEC File No. 333-197352) (the “Registration Statement”)

Dear Ms. Ravitz:

On July 10, 2014, Cytomedix, Inc., a Delaware corporation (“Cytomedix” or the “Company”), filed the above referenced Registration Statement to register shares of its common stock for resale on behalf of the Company’s selling stockholders. This letter is being submitted in response to the Staff’s verbal comment to the undersigned with respect to the Registration Statement that, given the size of the Company’s offering relative to the number of shares outstanding held by non-affiliates, the transaction may be considered a primary offering. For the following reasons, the Company respectfully submits that it does not believe it is conducting an indirect primary offering under Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

Background

Deerfield Financing

On March 31, 2014 (the “March Execution Date”), the Company and affiliates of Deerfield Management Company, L.P. (“Deerfield”) entered into a Facility Agreement (the “Facility Agreement”), under which agreement, Deerfield agreed to provide to the Company with a convertible credit facility in an amount of up to $35 million. The Deerfield facility was structured as a purchase of 5.75% senior secured convertible notes. The first $9 million of the proceeds of the Deerfield facility were disbursed to the Company at closing on March 31, 2014 (the “First Draw”). At the time of the closing of the First Draw, the Company issued to Deerfield warrants to purchase 25,115,384 shares of the Company’s common stock at an exercise price of $0.52 per share. These seven-year warrants also contain certain limitations that prevent the holder of such warrants from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it and its affiliates to exceed 9.98% of the total number of shares of the Company’s common stock then issued and outstanding. On June 25, 2014, following satisfaction of closing conditions, the Company completed the second draw under the Facility Agreement in the aggregate amount of $26 million (the “Second Draw”). Under the terms of the Facility Agreement and at the time of the Second Draw, the Company issued to Deerfield warrants to purchase 67,500,000 shares of the Company’s common stock at an exercise price of $0.52 per share. These warrants are substantially identical to the warrants issued to Deerfield in the connection with the First Draw and contain, among other things, the same 9.98% beneficial ownership limitation. The maximum number of shares of our common stock that can be issued pursuant to the conversion of the Deerfield facility is 67,307,692 shares; the maximum number of shares of our common stock that can be issued pursuant to the terms of the Deerfield warrants is 92,615,385 shares.

Chicago | Washington | New York | Lake Forest | Atlanta | San Francisco | Ann Arbor

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

As indicated above, each of the conversion price of the Deerfield notes and the exercise price of the Deerfield warrants is fixed at $0.52 per share (representing a premium over the market price of the Company’s common stock on the March Execution Date), subject to adjustment in the event of stock splits or combinations, stock dividends, recapitalizations or similar events.   There will be no anti-dilution adjustments or resets of the note conversion price or the warrant exercise price based on the trading price of the Company's common stock or upon any issuance of shares by the Company at a price below the conversion/exercise price or the then current trading price of the common stock.  Accordingly, neither the Deerfield notes nor the Deerfield warrants have any “toxic” or “death spiral” features.

Anson Private Offering

On March 31, 2014, the Company entered into a Subscription Agreement with Anson Investments Master Fund LP, an institutional accredited investor, with respect to the sale of 3,846,154 shares of our common stock and five-year warrants to purchase shares of the Company’s common stock, for gross proceeds of $2 million, which closing took place on March 31, 2014. The investor was issued warrants to purchase 2,884,615 shares of common stock at an exercise price per share of $0.52, also subject to adjustment in the event of stock splits or combinations, stock dividends, recapitalizations or similar events. Similarly, the Anson warrants do not have any “toxic” or “death spiral” features.

Placement Agent Warrants

In connection with the Deerfield Financing and the Anson Private Offering, the Company paid the placement agent’s compensation which included, among other things, approximately $2.6 million cash commission on the gross proceeds of these financings and warrants to purchase 4,999,615 shares of the Company’s common stock on the terms and provisions substantially similar to the Deerfield warrants, including the same registration rights, and, similarly, have no “toxic” or “death spiral” features.

Following the foregoing transactions, the Company, in compliance with its contractual obligation to register common stock underlying the securities sold in the foregoing financings, prepared and filed on July 10, 2014 the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

Rule 415 Analysis

Rule 415 under the Securities Act generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

1. The registration statement pertains only to:

i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. As C&DI 612.09 indicates, the question is a “difficult factual one” involving an analysis of various factors and “all the circumstances.” Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares,
2.	the circumstances under which they received them,
3.	their relationship to the issuer,
4.	the amount of shares involved,
5.	whether the sellers are in the business of underwriting securities, and
6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Accordingly, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in C&DI 612.09. Each of the relevant factors listed in C&DI 612.09 is discussed below in the context of the Registration Statement.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of all of the shares is permissible under Rule 415(a)(1)(i). In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the shares relates to a valid secondary offering, and the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company with respect to the shares covered by the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

Please note that, given the number of shares that may be sold by Deerfield relative to the much lesser numbers of shares that may be sold by the other selling stockholders pursuant to the Registration Statement, we have focused our analysis on Deerfield. We further note also that the Company is not aware of any relationships or agreements between Deerfield and any of the other selling stockholders, nor is there any other indication that Deerfield is a group with any of the other selling stockholder or will act in concert with any of the other selling stockholder in connection with the sale of the shares covered by the Registration Statement. Accordingly, for the purposes of the analysis, the term “selling stockholder” will refer to Deerfield.

Analysis

Each of the six factors of C&DI 612.09 is discussed below.

1. The Period for which the Selling Stockholder has Held the Shares

Of the 174,363,138 shares being registered pursuant to the Registration Statement, 67,307,692 and 92,615,385 shares relate to the issuance by the Company of convertible notes and warrants in March and June 2014, respectively. The remaining shares include (i) 2,709,677 shares of common stock representing yield enhancement payment on the Deerfield credit facility made in July 2014, (ii) 3,846,154 shares of common stock and 2,884,615 shares of common stock underlying warrants with an exercise price of $0.52 per share sold in the March 2014 Anson Private Offering, and (iii) 4,999,615 shares of common stock underlying warrants issued to the placement agent we engaged in connection with the above-referenced financings. It is important to note that all of the securities held by Deerfield were issued pursuant to binding obligations under the facility agreement, as entered into on the March Execution Date.

We believe it is also important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement. The selling stockholder has invested approximately $35 million in the convertible notes and warrants and has effectively accepted the market risk of its investment from the March Execution Date.

Furthermore, the Staff’s “PIPEs” interpretation, as set forth in C&DI 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the holding period of the selling securityholder should be more than sufficient for a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions (including this one) a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. In addition, in this case, the selling stockholder understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission. Further, as discussed in more detail below, the selling stockholder realized that there is only limited trading activity in the common stock. Given these facts, the selling stockholder did not expect to have the ability to quickly exit its position, even if it desired to do so. It should also be noted that: (i) particularly given the senior secured nature of the convertible notes, it would seem unlikely that the selling stockholder would consider converting the notes into shares of common stock and selling those shares in the market unless there was sufficient liquidity at a trading price above the note conversion price, and (ii) the selling stockholder would have no reason to exercise the warrants and sell the underlying shares unless there was sufficient liquidity at a trading price above the warrant exercise price, and, currently, the common stock is trading at a price well below the conversion/exercise price.

The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by the selling stockholder and that will ultimately elapse prior to the shares of common stock first becoming saleable in the public market, and the fact that the selling stockholder was aware at the March Execution Date that, for various reasons, it would be unable to quickly exit their positions with respect to the Company’s common stock, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

2. The Circumstances under which the Selling Stockholder Received the Shares

All of the securities issued to the selling stockholder were issued pursuant to transactions exempt from the registration requirements of the Securities Act. Specifically, the securities were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering and Rule 506 of Regulation D promulgated thereunder. Accordingly, the securities held by the selling stockholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.   The selling stockholder represented that it acquired the securities for investment and specifically that it was not acquiring such securities with the purpose or intent of effecting a distribution in violation of the Securities Act.  There is no evidence to suggest that those representations are false.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

Further, the present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. In particular, as discussed above, the notes and warrants do not contain any “toxic” conversion, exercise or other similar terms that would cause any issuances of additional shares of common stock or other securities convertible or exercisable into common stock based upon the trading of the common stock. In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. The Company notes that the resale of the shares covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past. The Company is also not attempting to register shares on a secondary basis using a form that the Company is not eligible to use to register shares on a primary basis.

Additionally, the selling stockholder obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arm’s length, after months of rigorous review and consideration by the Company prior to the filing of the Registration Statement. The investment transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The selling stockholder has purchased the securities in question and there is no agreement or arrangement regarding the price at which it will resell the common stock underlying such securities to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the selling stockholder is taking investment risk with regard to the securities it acquired and there is no certainty that it will receive a premium on the resale of any common stock underlying the notes or warrants. The structure of the transaction as a senior secured credit facility is consistent with its investment character. In addition, the Company’s common stock is not listed on an exchange, but rather quoted on the OTCQB Tier of the OTC Markets, there has been a limited trading market for the common stock, trading in the common stock may become even more difficult and the share price could decrease. Therefore, the selling stockholder may not be able to resell the shares of common stock at or above its investment price. In fact, based on the closing price of the Company’s common stock on July 22, 2014 of $0.40 per share, if the selling stockholder were to resell any shares it would take a loss on its investment.

The existence of the registration rights agreement does not alter the conclusion that the transaction was more like a traditional investment than an underwriting. There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds, including the selling stockholder, are required to mark their portfolios to market. If portfolio securities are not registered, such investment funds are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether such investment funds intend to dispose of their shares or to hold them for an indefinite period. In addition, many of the investors are fiduciaries of other people’s money and have a common law duty to act prudently. In seeking to register their shares, the selling stockholder is acting in a manner that is consistent with this fiduciary duty, as not registering the shares could prevent it from taking advantage of market opportunities or from liquidating its investment if there is a fundamental shift in its investment judgment about the Company.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

3. The Selling Stockholder’s Relationship to the Issuer

Despite the significant interests in the Company held by the selling stockholder, the Company respectfully advises the staff that the selling stockholder is not the “alter ego” of the Company and does not act as a conduit for the Company. The selling stockholder is not, and has never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor has it ever had any other relationship with the Company other than as directly relates to the investment transaction. Notwithstanding the size of its investment in the Company, it has no representation on the Company’s Board of Directors or the Company’s management. Furthermore, the selling stockholder has agreed to “blocker” provisions in the securities that will prevent the selling stockholder from ever becoming an affiliate of the Company through its stock ownership. The selling stockholder agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent and is at market risk for all securities purchased as part of its investment. Moreover, it is holding a long-term investment view of the Company and the medical technology that the Company is working on commercializing. The selling stockholder is responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any securities, as applicable. The selling stockholder will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

4. The Amount of Shares to be Sold by the Selling Stockholder

As of July 23, 2014, the Company had 121,700,423 shares of common stock outstanding. Of such shares, the Company believes approximately 91,044,301 shares are held by non-affiliates of the Company. Although the Registration Statement seeks to register 174,363,138 shares on behalf of selling stockholders, the totality of the facts and circumstances in this case demonstrates that the Registration Statement relates to a valid secondary offering and the registration of the shares thereunder should be permitted under Rule 415(a)(1)(i). Furthermore, we again note that the trading of the Company’s stock is sporadic and limited. The limited volume will effectively limit the number of shares that the selling stockholder will be able to sell pursuant to the Registration Statement.

We note that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, C&DI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, C&DI 216.14 regarding the use of Form S-3 to effect a secondary offering provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the shares the Company seeks to register for resale represent a large percentage of the shares of common stock currently held by non-affiliates of the Company, the other facts discussed elsewhere in this response with regards to the Company, the selling stockholder and the shares covered by the Registration Statement, including as to the lack of any of the toxic features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

In addition, notwithstanding the large number of shares of common stock represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that the selling stockholder is not engaged in the business of underwriting securities and that the selling stockholder acquired the securities in the ordinary course of its business, consistent with its investment approach. The Company further understands that the selling stockholder has not entered into, nor is otherwise bound by, any arrangement with any person to participate in the distribution of its Company securities, and the selling stockholder represented to the Company that it did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that, other than in private sales, the selling stockholder will sell the shares in ordinary brokerage transactions through third-party brokers, without the involvement of the Company, for the account of the selling stockholder and its nominees, and not for the benefit of the Company. The Company further notes that it has not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2014

5. The Selling Stockholder is not in the Business of Underwriting Securities

The selling stockholder is not in the business of underwriting securities. In fact, the selling stockholder and its principals have a long history of investing in companies and maintaining an ownership interest in the companies with which it engages in those transactions.

6. Under all of the Circumstances, the Selling Stockholder is Not Acting as a Conduit for the Company

The selling stockholder is an investor in the Company and has agreed to incur the economic risk for its investment. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. The selling stockholder is not an affiliate of the Company and under the terms of the securities acquired they are prevented from ever becoming an affiliate of the Company. Finally, the securities in question do not present the investor concerns attendant to certain types of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.

Based on the facts and circumstances described above, the Company respectfully submits that the sale of all of the shares of common stock registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

*******************

Should you have any questions regarding the foregoing, please do not hesitate to contact Alec Orudjev at (202) 724-6846.

Sincerely,

SCHIFF HARDIN LLP

/s/ Alec Orudjev

By: Alec Orudjev

cc:	Martin P. Rosendale, Chief Executive Officer
Steven A. Shallcross, Chief Financial Officer